SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated August 16, 2017 in respect of Announcement in Relation to Mixed Ownership Reform and Resumption of trading.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 17, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement in Relation to Mixed Ownership Reform

and

Resumption of trading

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcements of the Company dated 10 October 2016, 30 November 2016, 5 April 2017, 24 July 2017 and 9 August 2017 stating that its ultimate parent company, China United Network Communications Group Company Limited (the “Unicom Group”) may involve China United Network Communications Limited, the controlling shareholder of the Company (the “Unicom A Share Company”), as a platform for contemplating, developing and progressing significant matters relating to the mixed ownership reform, and which may potentially involve a change in the shareholding structure of the Unicom A Share Company.

The Company was informed by Unicom A Share Company that it has obtained the approval of the National Development and Reform Commission for the plan in relation to the mixed ownership reform (the “Mixed Ownership Reform Plan”) involving, among others, the non-public issuance of the shares of Unicom A Share Company and the adoption of equity incentive mechanisms by Unicom A Share Company. Under the Mixed Ownership Reform Plan, Unicom A Share Company also intends to discuss with the Company in relation to a proposed subscription of shares of the Company (the Shares) by way of a private placement, through participation in a rights issue or other means. The Mixed Ownership Reform Plan was approved by the board of directors of Unicom A Share Company on 16 August 2017 and an announcement relating to the Mixed Ownership Reform Plan has been published by Unicom A Share Company on the website of the Shanghai Stock Exchange. Unicom A Share Company will as soon as possible complete its internal and external approval processes, including convening a shareholders’ meeting to consider matters relating to the implementation of the Mixed Ownership Reform Plan and submitting such matters to the relevant regulatory authorities for approval.

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As at the date of this announcement, the Company has not entered into any agreement in connection with any proposed subscription of the Shares of the Company by Unicom A Share Company. The Company will publish announcement(s) in due course based on the progress of its discussions with Unicom A Share Company in relation to any proposed subscription of Shares of the Company. In the meantime, shareholders and investors in the Company are advised to exercise caution in dealing in the securities of the Company.

An extract of the announcement published by Unicom A Share Company on the website of the Shanghai Stock Exchange (www.sse.com.cn) is set out below for the information of shareholders and investors of the Company.

1.	Overall principles of the Mixed Ownership Reform Plan

Through integrated planning on the Mixed Ownership Reform Plan, Unicom A Share Company proposes to actively introduce domestic investors in Unicom A Share Company and to reduce the state-owned shareholding in Unicom A Share Company so as to implement the Mixed Ownership Reform Plan. In addition, through implementing the Mixed Ownership Reform Plan, Unicom A Share Company expects to further optimize its corporate governance structure in accordance with the market-oriented principles, focus on the development of its principal businesses, establish an innovative business model and further develop innovative businesses, so as to improve and enhance its overall efficiency and competiveness and to achieve its strategic goals.

2.	Introducing strategic investors in Unicom A Share Company

The implementation of the Mixed Ownership Reform Plan by way of a combination of the non-public issuance of new shares and the transfer of existing shares of Unicom A Share Company, Unicom A Share Company will introduce strategic investors which are market leaders in the industry and which may create synergies with Unicom A Share Company. These strategic investors are expected to include large internet companies, leading vertical companies in the industry, industrial groups and financial enterprises with solid strength and leading domestic industrial funds, such as On 16 August 2017, China United Network Communications Corporation Limited entered into Framework Cooperation Agreements with Tencent, Baidu, Jingdong, Alibaba and others to deepen the business cooperation.

The businesses carried out by these strategic investors are highly correlated to and complementary with the principal businesses of Unicom A Share Company, and are expected to contribute to combining the network resources, customer resources, data operation and marketing service, advantages within the value chain and strong influence of Unicom A Share Company with the advantages of the strategic investors in corporate governance and innovative businesses, so as to achieve modernised corporate governance structure and market-oriented operational mechanisms. Unicom A Share Company will thoroughly and strategically cooperate with those newly introduced strategic investors in the areas such as cloud computation, big data, internet of things, artificial intelligence, Home Internet, digital content, retail system, and payment finance. Unicom A Share Company expects to integrate resources and advantages, achieve mutual benefits so as to promote the overall development of key businesses and industry chains, increase the presence of Unicom A Share Company in supplying mid-to-high end innovative businesses, and cultivate and strengthen new momentum for the innovative development of Unicom A Share Company.

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3.	Use of proceeds raised

Through the implementation of the Mixed Ownership Reform Plan by way of a combination of non-public offering and other methods, Unicom A Share Company expects to raise funds of not more than RMB61.725 billion, and intends to use the net proceeds, through China United Network Communications Corporation Limited, for upgrading 4G capabilities, technology validation and enablement of 5G network related technologies, launch trial programs in relation to the 5G network and develop innovative businesses, so as to further enhance the core competiveness of Unicom A Share Company and speed up its strategic transformation.

4.	Proposed to establish a corporate governance mechanism which ensures a sound and coordinated operation with effective checks-and-balance for a mixed ownership enterprise

Prior to the Mixed Ownership Reform Plan, the total issued shares of Unicom A Share Company amounted to 21.197 billion shares. Pursuant to the implementation of the Mixed Ownership Reform Plan, Unicom A Share Company proposes to issue by way of non-public issuance of not more than approximately 9.037 billion shares to strategic investors, raising funds of not more than approximately RMB61.725 billion, and Unicom Group proposes to transfer approximately 1.9 billion shares of Unicom A Share Company held by it to with an aggregate consideration of approximately RMB12.975 billion. In addition, Unicom A Share Company proposes to initially issue to its core employees, pursuant to an equity incentive scheme, not more than approximately 0.848 billion restrictive shares of Unicom A Share Company, raising funds of not more than approximately RMB3.213 billion. The aggregate funds raised from the transactions mentioned above are expected to be no more than approximately RMB77.914 billion. Assuming all the transactions referred to are completed, Unicom Group’s shareholding in Unicom A Share Company will be approximately 36.67%, and and will hold approximately 10.22%, 5.18%, 3.30%, 2.36%, 2.04%, 1.88%, 1.88%, 1.88%, 0.33%, 6.11%, respectively of the equity interests in Unicom A Share Company, representing an aggregate shareholdings of approximately 35.19% in Unicom A Share Company, resulting in a diversified shareholding base in Unicom A Share Company.

Subject to applicable laws and regulations and taking into account the request of strategic investors, Unicom A Share Company also proposes to introduce new State-owned and non-State-owned shareholder representative directors to serve as directors of Unicom A Share Company so as to further optimise the diversified composition of the board of directors of Unicom A Share Company.

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5.	Proposed to establish a market-oriented mechanism of sharing the interests and risks between employees and a company

It is proposed that in connection with the Mixed Ownership Reform Plan, an employee incentive scheme involving, among others, the issue of restrictive shares to core employees of Unicom A Share Company, shall be established to attract and retain high caliber employees and to achieve an alignment of interests among the shareholders, Unicom A Share Company and its employees. The incentive scheme will be formulated and launched in due course by the board of directors of Unicom A Share Company. Participants of the incentive scheme are proposed to include the directors, senior management as well as management personnel and key technical experts who have made direct contributions to the operating results and sustainable development of Unicom A Share Company. Incentive equities shall be distributed on the basis of the contributions of the participants to the operating results.

RESUMPTION OF TRADING

Trading in the Shares of the Company has been halted with effect from 9:00 a.m. on 16 August 2017 pending the publication of this announcement by the Company. The Company has applied to The Stock Exchange of Hong Kong Limited for the resumption of trading in the Shares with effect from 9:00 a.m. on 17 August 2017.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 16 August 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

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